SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated June 8, 2020	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: June 8, 2020

3

Exhibit 99.1

CDEL Announces Receipt of Preliminary Non-Binding Proposal to Acquire the Company

BEIJING —June 8, 2020— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated June 8, 2020 (the “Proposal Letter”) from Mr. Zhengdong Zhu, co-founder, chairman of the Board and chief executive officer of the Company (“Mr. Zhu”), Ms. Baohong Yin, co-founder of the Company, deputy chairman of the Board and the spouse of Mr. Zhu and their affiliated entity (collectively, the “Buyer Group”) to acquire all of the outstanding ordinary shares of the Company, including ordinary shares represented by American depositary shares (the “ADSs”, each representing four ordinary shares), for US$2.27 in cash per ordinary share, or US$9.08 in cash per ADS (the “Proposed Transaction”). A copy of the proposal letter is attached hereto as Exhibit A.

According to the Proposal Letter, the Buyer Group intends to fund the consideration payable in the Proposed Transaction with a combination of debt and/or equity capital. Equity financing is expected to be provided by the Buyer Group and from any additional equity investor who may be admitted to the Buyer Group. Debt financing is expected to be provided by loans from third party financial institutions.

The Board will consider the Proposed Transaction. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; anticipated benefits of acquisition or disposal of businesses, competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

Exhibit A

Non-binding Proposal Letter from the Buyer Group

June 8, 2020

The Board of Directors

China Distance Education Holdings Limited

18th Floor, Xueyuan International Tower

1 Zhichun Road,

Haidian District, Beijing 100083

People’s Republic of China

Dear Directors:

Mr. Zhengdong Zhu, co-founder, chairman of the Board of Directors (the “Board”), and chief executive officer of China Distance Education Holdings Limited (the “Company”), Ms. Baohong Yin, co-founder of the Company, deputy chairman of the Board and the spouse of Mr. Zhu and their affiliated entity (collectively, the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and American depositary shares (“ADSs”, each representing four Shares) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”). Our proposed purchase price is US$9.08 per ADS in cash. The Buyer Group currently beneficially owns approximately 39.17% of all the issued and outstanding Shares of the Company, which represent approximately 39.17% of the aggregate voting power of the Company.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. This price represents a premium of 25.8% to the closing price of the Company’s ADS on June 5, 2020, the last trading day prior to the date hereof and a premium of 28.2% and 30.1% to the volume-weighted average closing price of the Company’s ADSs during the last seven and 30 calendar days, respectively.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition outlined in this letter.

1. Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$9.08 per ADS, or US$2.27 per Share in cash (in each case other than those ADSs or Shares held by the Buyer Group that may be rolled over in connection with the Acquisition).

2. Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing is expected to be provided by the Buyer Group and from any additional equity investor who may be admitted to the Buyer Group. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3. Due Diligence. The Buyer Group and the other parties providing financing will require a timely opportunity to conduct customary due diligence on the Company and its subsidiaries. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement. We have engaged Davis Polk & Wardwell LLP as our international legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements.

4. Definitive Agreement. We are prepared to negotiate and finalize definitive agreements expeditiously. This letter is subject to execution of the definitive agreements. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the Acquisition independently before it can make its determination whether to endorse it. Given the involvement of Mr. Zhu and Ms. Yin in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Zhu and Ms. Yin will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7. No Binding Commitment. This letter is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to the Acquisition. Such a binding commitment will result only from the execution of definitive agreements, and then will be on the terms and conditions provided in such documentation.

*****

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this letter, please do not hesitate to contact us. We look forward to hearing from you.

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name: Zhengdong Zhu
Title: Sole Director

[Signature Page to Proposal Letter]